FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment


06016178

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Foster's sells brewing interests in Vietnam and India"

Released: 4 August 2006

Pages: 4
(including this page)

FILE NO: 082-01711


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AUG 18 2006
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FOSTER'S
GROUP

4 August, 2006

Foster's sells brewing interests in Vietnam and India for US$225 million (circa A$300 million)

Foster's Group Limited ("Foster's Group" or "the Group") today announced the sale of its business in Vietnam to Asia Pacific Breweries ("APB") for US$105 million, and its business and the *Foster's* brand ("*Foster's*" or "the brand") in India to SABMiller plc (SABMiller) for US$120 million, marking the Group's exit from brewing in the Asian region.

Unlocking A$1 billion of value

These transactions, together with the recent sales of Foster's Group's Chinese brewing business and the *Foster's* brand in Europe and related sponsorship and overhead restructuring initiatives, will generate net proceeds of more than A$1 billion, with less than A$5 million of net earnings foregone – an outstanding result for Foster's Group investors.

Foster's Group Chief Executive Officer, Trevor O'Hoy said, "Over the past 25 years, *Foster's* has grown to become the seventh most popular international premium beer, and one of the best-known Australian brands. But, until recently, we've struggled to generate adequate value from this great brand.

"However, over the last four months, we've unlocked more than A$1 billion through the sale of the *Foster's* brand in Europe to Scottish & Newcastle, the sale of our brewing business in China to Suntory Ltd and now the divestment of our remaining Asian brewing businesses."

A strong local partner in Vietnam

In the first of these transactions, Foster's Group will sell its breweries in Da Nang and Tien Giang, as well as associated local brands, to APB, and enter a licence agreement for the *Foster's* brand at a market royalty rate and for a finite term. Foster's Group will retain ownership of the brand, and provide brand management and technical support to APB.

In addition to producing and distributing *Foster's* under licence in Vietnam, APB will also produce *Foster's* for export across Asia.

APB operates 27 breweries in 10 countries in Asia-Pacific and is a leading brewer in the region.

"The *Foster's* brand has significant potential to expand in Vietnam, given its relatively low current market share. We're delighted to be partnering with APB, whose brewing and brand management expertise, and powerful distribution network will drive the future growth of *Foster's* in Vietnam", Mr O'Hoy said.

Mr Koh Poh Tiong, Chief Executive Officer, Asia Pacific Breweries Ltd said, "We are pleased to include *Foster's* in our brand portfolio for Vietnam. In view of the growing base of increasingly affluent Vietnamese consumers who are trading up to more premium beer choices, the *Foster's* brand is a complementary addition to our premium beer segment that includes Heineken and Tiger."

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Outstanding value achieved in India

In the second transaction, Foster's Group will sell its brewing business in Aurangabad, India and associated local brands, as well as the *Foster's* brand in India, to SABMiller.

Trevor O'Hoy said, "This is an outstanding deal for Foster's Group, struck with one of our most important long-term partners. While the *Foster's* brand has enjoyed great success in India, the opportunity for us to continue to grow the brand profitably from a small production and distribution base, in a challenging market structure, was limited.

"The value we have achieved through the outright sale of the *Foster's* brand, together with the brewery and local brands, far outweighs the potential future value of retaining *Foster's* and continuing to own and operate the business, or pursuing a licence agreement."

André Parker, Managing Director of SABMiller Africa and Asia, said, "This transaction enhances our existing portfolio in India and provides us with an exciting opportunity to further increase our premium brand offering. The acquisition also supplies much needed capacity to fuel the strong growth we have experienced so far this year.

"With SABMiller's extensive footprint throughout the subcontinent, complemented by Foster's share of Maharashtra and the important Mumbai market, India remains a principal growth market for SABMiller."

SABMiller has agreed to abide by the principles and brand covenants with respect to the *Foster's* brand established at the time Scottish & Newcastle acquired the brand in Europe.

Compelling financial outcome

On a combined basis, the sales of Foster's Group's businesses in China, India, and Vietnam will generate net proceeds of over A$300 million, and eliminate loss-making operations.

The transactions announced today are expected to be completed during September 2006.

Approvals required

Both transactions are subject to Foreign Investment Review Board approval.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

Additional Information

Foster's Group Limited

Foster's Group is a leading global drinks company, with a portfolio of wine, beer, spirits, ready-to-drinks, ciders, and non-alcohol brands. Based in Melbourne, Australia and listed on the Australian Stock Exchange, Foster's Group is the global leader in premium wine, and has Australia's leading portfolio of alcohol brands.

With an approximate market capitalisation of US$8 billion and annual revenues of US$4 billion annually, Foster's Group employs over 10,000 people in production, sales and marketing offices in Australia, North America, Europe, and Asia.

Foster's Group's brand portfolio includes leading global wine brands Wolf Blass, Beringer Estate, Penfolds, Lindemans, and Rosemount Estate, and Australia's leading alcohol brands: Crown Lager, Victoria Bitter, Cougar, and Strongbow.

The *Foster's* brand

First brewed in 1888 by the Foster brothers in Melbourne, Australia, *Foster's* is one of the world's best beers. As one of only a handful of truly global beer brands, *Foster's* in now available in over 150 countries. *Foster's* is one of the fastest growing international premium beer brands in the world, and has enjoyed international growth of 40 per cent since 1997. *Foster's* is brewed in 12 countries, at 17 locations with over 100 million cases of *Foster's* sold annually.

The *Foster's* brand in Asia

Foster's Group entered the Asian market in 1993 via a stake in the Shanghai Brewery, China. Between 1997 and 1998, Foster's Group acquired two additional breweries in Vietnam (Da Nang, Tien Giang), and developed a greenfields site in India (Aurangabad).

Foster's is the number one international premium beer in India, and the most popular on-premise beer in Delhi.

Asia Pacific Breweries Limited (APB)

Asia Pacific Breweries Limited (APB) is a Singapore listed company. With the purchase of Foster's Danang and Tien Giang breweries, APB will own interests in 29 breweries in ten countries in the Asia Pacific region including: Singapore, Malaysia, Thailand, Vietnam, Cambodia, China, New Zealand, Papua New Guinea, Sri Lanka, and India. APB manages a portfolio of over 40 beer brands and brand variants, with Tiger and Heineken as its flagship brands.

SABMiller plc (SABMiller)

SABMiller is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. Its brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro, and Pilsner Urquell, as well as an exceptional range of market leading local brands.

SABMiller entered India in 2000, and in May 2003 announced a joint venture through its subsidiary Mysore Breweries with the Shaw Wallace Group of India. In May 2005, SABMiller acquired Shaw Wallace's 50 per cent holding in the Indian brewing operations. SABMiller is now India's second largest brewer, with ten breweries.

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com